FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 10, 2003

Lucky1 Enterprises Inc.

Filer# 0-16353

#1460 – 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule “A” - Press Release dated September 10, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: September 10, 2003

BC FORM 53-901F

(Previously Form 27

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Lucky 1 Enterprises Inc. (the "Company")

P.O. Box 10147

#1460-701 West Georgia Street

Vancouver, B.C.  V7Y 1C6

2.  Date of Material Change:

   September 10, 2003

3.  News Release:

  News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4.

Summary of Material Change:

The Company has entered into a “Debt Settlement Agreement” with J.W. Murton & Associates (the “Creditor”) of Kelowna, B.C. J.Wayne Murton is a principal of the Creditor and also a Director of the Company.  A total of 89,985 common shares at a deemed price of $0.20 per share have been issued in full satisfaction of the debt totaling $17,997 which was owed by the Company to the Creditor.  The Shares are subject to a hold period expiring September 3, 2004.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 10th day of September, 2003.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

_______________________

President

c.c.:    Quebec Securities Commission

Attention:  Continuous Disclosure

Alberta Securities Commission

Attention:  Continuous Disclosure

U.S. Securities & Exchange Commission

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

Exhibit 1.

SCHEDULE “A”

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

September 10, 2003

The Company has entered into a “Debt Settlement Agreement” with J.W. Murton & Associates (the “Creditor”) of Kelowna, B.C.  J. Wayne Murton is a principal of the Creditor and a Director of the Company.  A total of 89,985 common shares at a deemed price of $0.20 per share have been issued in full satisfaction of the debt totaling $17,997 which was owed by the Company to the Creditor.  The Shares are subject to a hold period expiring September 3, 2004.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.   Website address: www.lucky1.net

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President